Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 6, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attention: Tom Kluck

RE:	Caesars Entertainment Resort Properties, LLC

Amendment No. 2 to Registration Statement on Form S-4

Filed December 24, 2014

File No. 333-199393

Dear Mr. Kluck:

On behalf of Caesars Entertainment Resort Properties, LLC, a Delaware limited liability company (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 2 (“Amendment No. 2”) to the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 24, 2014.

Amendment No. 3 reflects the responses of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter from Tom Kluck, dated January 16, 2015 (the “Comment Letter”). For your convenience, references in the response to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

General

1.	We note that your parent company, Caesars Entertainment, recently entered into an agreement to restructure debt held by one of its subsidiaries, Caesars Entertainment Operating Company. We also note that Caesars Entertainment intends to merger with another subsidiary, Caesars Acquisition Company. We further note that Caesars Entertainment Operating Company recently filed for Chapter 11 bankruptcy protection. Please tell us what consideration was given to disclosing these recent events in your prospectus and any potential risks that may result to Caesars Entertainment Resort Properties and its investors.

Securities and Exchange Commission

Response to Comment 1

In response to the Staff’s comment, the Company respectively notes that it disclosed the potential impacts of Caesars Entertainment Operating Company (“CEOC”) or any of its affiliates declaring for Chapter 11 bankruptcy protection, as it deemed appropriate at the time it filed Amendment No. 2, including under “Risk Factors— Risks Related to Our Dependence on CES and Caesars Entertainment” and “Business—Legal Proceedings—Bondholder Disputes.” The disclosure included in Amendment No. 2 was filed prior to CEOC filing for Chapter 11 bankruptcy protection. The Company has revised the disclosure on pages 3, 39, 40, 41, 54 and F-50 of Amendment No. 3 to reflect CEOC’s recent filing for Chapter 11 bankruptcy protection, including revising the potential impacts of such filing. Additionally, the Company has revised the disclosure on page 3 of Amendment No. 3 to disclose the merger agreement between its indirect parent, Caesars Entertainment Corporation, and Caesars Acquisition Company, and to disclose that there can be no assurances as to whether and when such merger may be completed. The Company does not expect the merger to have any material impact on the Company’s business or results of operations. The Company also respectively notes that the restructuring support agreement entered into by Caesars Entertainment Corporation does not relate to the Company’s indebtedness and is not expected to have any material impact on the Company’s business or results of operations.

We trust that the foregoing sufficiently addresses your comment. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please do not hesitate to contact either the undersigned at (212) 373-3405 or Monica K. Thurmond at (212) 373-3055.

Respectfully submitted,

/s/ Robert C. Goldstein
Robert C. Goldstein

Enclosure

cc:	Scott E. Wiegand, Esq.

Caesars Entertainment Resort Properties, LLC

Michael J. Stein, Esq.

Caesars Entertainment Resort Properties, LLC

Monica K. Thurmond, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP